July 7, 2016
Larry Spirgel
Assistant Director
Celeste M. Murphy
Legal Branch Chief
William Mastrianna
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:            Mobad Service Corporation
Registration Statement on Form S-1
Filed June 10, 2016
File No. 333-211958

Dear Mr. Spirgel,

The following are the registrant's responses to your comment letter of July 5, 2016.

General

1. It appears that you were ineligible to use the Form 8-A dated February 10, 2016 for the registration of a class of securities under Section 12(b). Due to this filing error, please withdraw the Form 8-A registration statement.

The 8-A is being withdrawn.
Prospectus Cover Page

2. It is unclear the degree to which Mr. O'Dare, as a selling shareholder, is taking part in this offering. The company is itself issuing 10 million shares while it appears that Mr. O'Dare is also offering 4.9 million existing shares for sale. The maximum amount of the offering however is only 10 million shares. Please clarify whether the company's shares will be given first priority in sale or whether sales of the company's shares and Mr. O'Dare's shares will be happening concurrently. If so, please disclose this and discuss the risks to the success of the offering and potential loss of proceeds to the company.

Disclosed that Mr. O'Dares shares will only be sold after the company completes its offering.

3. It appears that the escrow account is to be held at Branch Bank & Trust (fbo Mobad Service Corporation). Your escrow agreement appears to be between the company and Evolve Bank & Trust. Please advise or revise.

Revised to confirm Branch Bank & Trust.

Security Ownership of Certain Beneficial Owners and Management, page 28

4. Footnote three to the beneficial ownership table contemplates an offering of 50 million shares, 10 million from the company and 40 million from a selling shareholder. Please advise or revise.

Revised to reflect 4.9 million from the selling shareholder.

Reports to Security Holders, page 29

5. We note that you failed to timely file several of your periodic reports after your previous Form S-1 was declared effective on July 11, 2011. Please add a risk factor discussing your inability to meet the periodic reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

Risk factor added.

Ex 23.1 Consent of Independent Registered Public Accounting Firm

6. Your auditor's consent refers to the report dated June 9, 2016, while the auditor's report included in this filing is dated June 6, 2016. Please ask you auditor to revise the consent.

Revised consent attached.

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare
President